Four Rivers BioEnergy, Inc.

1637 Shar-Cal Road

Calvert City, KY 42029

December 16, 2009

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attn: Gary Todd

Re:          Four Rivers BioEnergy, Inc.

Form 10-K for the fiscal year ended October 31, 2008

Filed February 13, 2009

File No. 000-51574

Dear Mr. Todd:

Reference is made to the letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 22, 2009, setting forth comments to the Form 10-K for the fiscal year ended October 31, 2008 filed by Four Rivers BioEnergy, Inc. (the “Company”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10K for the fiscal year ended October 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 30

1.            We see that you intend on developing a Bio Fuel plant in Kentucky and that you currently do not have the financial resources to complete the proposed project.  In future filings please provide an estimate of the expected financing required to complete the Kentucky facility and to achieve that component of your business plan.  Also, describe the proposed timing for raising the financing and completing the project.  For guidance on liquidity and capital resources disclosures please refer to Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We will ensure all future filings are revised to reflect the comments made above.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-3

2.            We see that in 2008 you recorded $296,714 of other income attributed to forgiveness of debt by a former director.  Please tell us whether the director was also a shareholder; and, if so, please tell us why the forgiveness of debt should not be treated as a capital transaction under FASB ASC 850-10-60-3 and FASB ASC 470-50-40-2.  Please also refer to SAB 79.

Response:

The Company advises the Commission that the former director was not an officer or a shareholder of the Company upon the completion of the reverse merger.

Consolidated Statements of Operations, page F-5

3.            We see from pages 26 and F-16 that in September 2008 you received over $3 million of monies held in escrow due to the resolution of a property dispute with Reed Trust.  Please tell us how the return of the amount in escrow is reflected in the consolidated statement of cash flows for the fiscal year ended October 31, 2008.

Response:

The monies received from the return of escrow were originally deposited into escrow during the second quarter of the year ended October 31, 2008 and shown as a cash outflow for the six and nine month quarterly periods. These monies were returned during the fourth quarter and therefore there was no net effect on cash flows for the year as a whole.

Note 2.  Summary of Significant Accounting Policies, page F-7

Impairment of long-lived assets, page F-10

4.            You disclose that you have “based” your impairment loss on an independent appraisal and you refer to conclusions from that report in your disclosure.  Please tell us the nature and extent of the third-party’s involvement in your decision making process associated with the referenced valuation.  While you (management) may elect to take full responsibility for valuing the land, if you choose to continue to refer to the expert, you may need to revise to name them and to include their consent as an exhibit in any registration statement that includes or incorporates this disclosure in compliance with Securities Act Rule 436.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http/www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:

The Company had previously acquired an aggregate of 436.51 acres of land made up of 9 separate plots from various parties located in one location to form one site on which the Company intended to build a bio-diesel plant facility.

During the course of the October 31, 2008 year end audit, it was agreed with our auditor that management would review the ongoing carrying value of the asset.  To assist in management’s review of the value of the land asset, the Company approached a real estate appraiser, Sirk and Co (“Sirk”), based in Calvert City, Kentucky, to provide an independent valuation of the land.

On receiving Sirk’s valuation report, management noted that the aggregate land value had decreased.  Management’s decision making process included reference to the Sirk report, and concluded that it would be prudent to make an impairment charge to the land value.  Sirk were not directly involved in the decision making process of management.  The Company will not refer to the appraiser as an expert in future filings unless it is subsequently required to do so.

Note 10. Stockholder’s Equity, page F-16

5.            We see from page F-5 that you issued shares for services.  Please revise future filings to disclose the nature of the services received and the accounting for the shares issued, including valuation technique.  Refer to FASB ASC 505-50-30.

Response:

We will ensure all future filings are revised to reflect the comments made above.

Item 9A(T). Controls and Procedures, page 62

6.            You state that “disclosure controls and procedures are effective in recording, processing, summarizing and reporting information required to be reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  In future filings if you present a definition of disclosure controls and procedures after the word “effective,” please present a definition consistent with the full definition of disclosure controls and procedure as set forth in Exchange Act Rule 13a-15(c).

Response:

We will ensure all future filings are revised to reflect the comments made above.

Exhibits 31.1 and 31.2

7.            We note that introductory paragraph of each Sarbanes-Oxley Section 302 certification identifies both the name and title of the certifying individual.  The certification is the representation of the individual.  Accordingly, in future filings please delete the title of the certifying individual from the introductory paragraph and only identify the certifying individual by name in that paragraph.

Response:

We will ensure all future filings are revised to reflect the comments made above.

8.            As related matter, we note that you deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) of the certification.  The required certifications must be in the exact form prescribed; and, the wording of the required certifications may not be changed in any respect.  Please revise in future filings.

Response:

We will ensure all future filings are revised to reflect the comments made above.

Form 10-O for the quarterly period ended July 31, 2009

Item 1.  Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 9

Revenue Recognition, page 9

9.            We see that you recognized revenue in the most recent quarter on the trial basis operations of your UK biodiesel plant.  In future filings please more fully describe how you apply the four general revenue recognition criteria enumerated in your disclosure.  In that regard, please clarify what you consider to be pervasive evidence of an arrangement.  Also, clarify whether delivery occurs at shipment or at some other point.  As you are providing product on a trial basis, please also clarify whether there are any other terms and conditions of sales outside of those typical for your product.

Response:

We will ensure all future filings are revised to reflect the comments made above.

10.          As a related matter, we reference the general discussion on page 9 of discounts, rebates, returns and allowances.  In future filings please describe the nature and terms of actual programs for discounts and rebates.  Also, describe your return and warranty policies.  As you disclose that the facility is operating on a trial basis, please also clarify whether there are any customer acceptance and/or post-shipment obligations associated with the testing stage customer arrangements.

Response:

We will ensure all future filings are revised to reflect the comments made above.

Note 4.  Asset Acquisitions, page 15

11.          Regarding the acquisitions of the Kreido and UK biodiesel plant assets, please provide us with your analysis of why these transactions are acquisitions of assets rather than business combinations.  Refer to EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” for guidance on determining whether an asset group constitutes a business.

Response:

Considerations relating to the Accounting for the Acquisition of certain assets in the following transactions:

1) from Kreido Biofuels Inc (“Kreido”);

2) from the Administrator of V-Fuels Limited ("V-Fuels").

In both cases the issue to be considered by management is whether both of the transactions identified are accounted for as asset purchases or business acquisitions.  The relevant technical accounting literature governing this matter is EITF Issue No 98-3 (“EITF 98-3”).

EITF 98-3 stipulates that for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers as quoted from EITF 98-3, paragraph 6.  In addition, EITF 98-3, paragraph 6 further states that a transferred set of activities and assets fails the definition of a business if it excludes one or more of the above unless the excluded item or items are only minor.  The assessment of whether excluded items are only minor or not should be based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s) and or element(s).

An evaluation of the necessary elements for a transferred set to continue to conduct normal operations by the operating strategies of the transferred set should consider the following:

Inputs

a)

Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

b)

Intellectual property.

c)

The ability to obtain access to necessary materials or rights.

d)

Employees.

Processes

a)

The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

a)

The ability to obtain access to the customers that purchase the outputs of the transferred set.

Four Rivers’ management followed the three-step process as per EITF 98-3 in determination of whether a transferred set of assets and activities is or is not a business i.e.

1.

To identify the elements included in the transferred set;

2.

To compare the transferred set to a complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements;

3.

Where there are missing elements identified, to assess whether the missing elements cause the conclusion that the transferred set is not a business.

After following the 3 step process, management’s assessment and conclusion was as follows:

1) Kreido

This transaction involved the purchase of certain equipment and reactors (some completed and others in course of completion), and a group of patents for related technology, from Kreido Biofuels Inc., a development stage enterprise.

Assessment

Step 1 – The set includes:

•

Long-lived assets and intangible assets (comprising several completed and partially built reactors, related machinery and equipment; and a number of patents)

•

Employees (two technical employees)

•

Assumed certain contracts

Step 2 – The set does not include:

•

Operating processes

•

Most employees (only offered employment to two technical employees)

•

The ability to obtain access to the customers as Kreido has yet to commercialize its plan of operations and it does not have any completed products.

Step 3 – The transferred set does not have a readily operational process to carry out its normal operations without additional significant investment necessary to implement its products production as Kreido is a development stage entity and had not commenced planned principal operations. Therefore, the transferred set is presumed not to be a business.  In addition, there was no completed product to generate any revenue either at the time of acquisition nor soon thereafter.

The Board of Directors (“the Board”) of Four Rivers and its management considered the issues discussed in EITF 98-3 and concluded its opinion that the proposed transaction should be accounted for as an asset purchase for the following principal reasons and the results of our above assessment:

1.

The legal contract is entitled “Asset Purchase Agreement” and clearly the parties regard it commercially as the purchase of a bundle of assets. Management intention was to acquire only certain identified assets and there was no sustainable business.  Moreover management planned to, and subsequently did, add substantively to the assets before any revenue generating business developed, and our medium term plans involve substantial further expenditure and commercialization.

2.

The presence or lack of presence of goodwill in the allocation of the purchase price is one of the determining factors in the asset / business purchase debate – goodwill suggests the onus is in favor of a business purchase.  There is no presence of goodwill from the purchase of these assets, rather the purchase price reflects Four Rivers’ evaluation of the fair value of the separable assets (mainly plant and patents) being acquired under the agreement and listed therein.

3.

EITF 98-3 requires that ‘Processes’ and ‘Outputs’ be present for an acquisition to be a business acquisition, the absence of either or both implies that the transaction is an asset purchase. ‘Outputs’ here refers to revenues or access to customers. There are no customers and no revenues and ‘Processes’ refers to processes to convert ‘inputs’ into outputs – there are no such processes at the present time or in the near future without incurring additional significant cost and difficulty of acquiring processes necessary to conduct normal operations or to commercialize the planned principal operations.

4.

EITF-98-3 refers to a business acquisition as being one where the transferred set ‘includes the ability to sustain a revenue stream’ in itself.  It did not have such ability either at the time of acquisition or soon after as described in our reason #3 above.

5.

EITF-98-3 states as one of its key presumptions that if a transferred set of assets is in its development stage and has yet to commence ‘planned principal operations’ it should be presumed to be an asset purchase – that is the case here as Kreido was a development stage entity.

6.

Although we planned to employ two employees of Kreido, that fact was incidental and those employees were technical people who understand the detail of the technology being acquired; they are therefore incidental to the asset purchase and not in any way indicative of a business acquisition.

The Board of Four Rivers and its management believed therefore that their conclusion reached on the Kreido Asset Purchase Agreement was reasonable and in accordance with generally accepted accounting principles.

2) V-Fuels (in Administration)

This transaction involved the acquisition of certain assets (primarily land and buildings, plant, machinery and equipment and related intellectual property) from V-Fuels Biodiesel Limited (“V-Fuels”), a company that at the time was in formal Administration in the UK.  V-Fuels owned the assets purchased in this transaction.  V-Fuels had been put into administration by its owners (and its largest creditor), with a view to selling either the business or assets.

Assessment

Step 1 – The set included:

•

Long-lived assets and intangible assets (comprising of land and buildings, plant and equipment and intellectual property)

•

Employees (albeit a minimal number of employees since the business had gone into administration)

•

Operating processes

•

Assumed certain contracts

Step 2 – The set did not include:

•

Access to customers through continuity of the brand name

•

Supply contracts (for feedstock required to create end user product)

•

The ability to obtain access to customers that purchase the outputs of the transferred set (without access to regular feedstock supply, there are no outputs to provide to customers).

Step 3 – The transferred set required significant investment to enable the plant to re-commence production of biodiesel product; the plant had been closed down from the time of V-Fuels having been put into administration, and required substantial time to test existing processes to ensure that the quality of product was able to reach a certified standard for sale to customers.

The market for feedstock supply is very thin and narrow with few suppliers.  Prior to going into administration, many existing suppliers to V-Fuels had been ‘burned’ with money owed to them by V-Fuels.  Consequently, it was believed that many existing suppliers would not immediately supply feedstock to enable to recommence operations, and therefore a new supply source would need to be identified and established, requiring significant time, effort and investment.

In addition, the competition for product is very high, with customers requiring continuity of product supply and of specific quality before purchasing and later committing to long term off-take contracts.  At the time of acquisition there were no regular, nor long term, customers buying product on long term contracts.  A significant marketing and business development campaign was envisaged to build the customer base, requiring substantial time, effort and investment.

It was widely commented at the time that the assets were being purchased at a significant undervalue to their original cost.  The purchase price consideration did not include any element of goodwill in the transferred set.

The absence of goodwill and the analysis of the degree of difficulty and level of investment necessary to replace the missing elements in the transferred set, led management to conclude that the transferred set is presumed not to be a business.

The Board of Four Rivers and its management considered the issues discussed in EITF 98-3 and concluded their opinion that the proposed transaction should be accounted for as an asset purchase for the following principal reasons and the results of our above assessment:

1.

The legal contract is entitled “Asset Purchase Agreement” and the parties to the contract regard it commercially as the purchase of a bundle of assets. We planned to add substantively to the assets before any revenue generating business may develop.

2.

The presence or lack of presence of goodwill in the allocation of the purchase price is one of the determining factors in the asset / business purchase debate – goodwill suggests the onus is in favor of a business purchase.  There is no presence of goodwill from the purchase of these assets, rather the purchase price reflects Four Rivers’ evaluation of the fair value of the separable assets being acquired under the agreement and listed therein.

3.

EITF 98-3 requires that ‘Processes’ and ‘Outputs’ be present for an acquisition to be a business acquisition, the absence of either or both implies that the transaction is an asset purchase. ‘Outputs’ here refers to access to customers. There are no customers; and ‘Processes’ refers to processes to convert ‘inputs’ into outputs – there are no such processes at present time and or in the near future without incurring additional significant cost and difficulty of acquiring processes necessary to conduct normal operations.

4.

EITF-98-3 refers to a business acquisition as being one where the transferred set ‘includes the ability to sustain a revenue stream’ in itself.  It did not have such ability either at the time of acquisition or soon after since the biodiesel product had to undergo certain rigorous testing to ensure that it complied with specific quality standards, before being produced in larger quantities and required significant additional capital investment to become revenue producing.

5.

Whilst the transferred set included a minimal portion of the employee workforce, the plant had been shut down and required significant time, effort and investment to restart and commence production.

The Board of Four Rivers and its management believed therefore that their conclusion reached on the V-Fuels Asset Purchase Agreement was reasonable and in accordance with generally accepted accounting principles.

12.          In this regard, please tell us how you considered the requirements of Rule 8-04 of Regulation S-X in assessing whether you should provide financial statements on Form 8-K for the Kreido and UK biodiesel plant asset acquisitions.  Please reference the criteria under Rule 11-01(d) of Regulation S-X for guidance on determining whether an acquisition constitutes a business.

Response:

The Company has evaluated the attributes set forth in Rule 11-01(d) as follows:

Kreido:

(1)

There was no revenue producing activity before the transaction. Planned principal operation had not commenced.

(2)

(i) Physical facilities were acquired.

(2) (ii) An employee base was not acquired.

(2) (iii) A market distribution system was not acquired.

(2) (iv) A sales force was not acquired.

(2) (v) A customer base was not acquired.

(2) (vi) Operating rights were not acquired.

(2) (vii) Production techniques were not acquired.

(2) (viii) A trade name was acquired but had no significance since there were no revenue generating operations associated with the name.

Based on the above evaluations, the Board of Four Rivers and its management believes therefore that their conclusion reached on the Kreido Asset Purchase Agreement that there was an acquisition of assets rather than a business is reasonable and in accordance with Rule 11-01(d) and that no financial statements are required pursuant to Rule 8-04.

V-Fuels:

(1) There was no revenue producing activity before the transaction. The assets were in administration and significant additional investment was required to enable the plant to re-commence production of biodiesel product.

(2) (i) Physical facilities were acquired.

(2) (ii) An employee base was not acquired.

(2) (iii) A market distribution system was not acquired.

(2) (iv) A sales force was not acquired.

(2) (v) A customer base was not acquired.

(2) (vi) Operating rights were not acquired.

(2) (vii) Production techniques were acquired but significant additional investment was required to enable the plant to re-commence production of biodiesel product.

(2) (viii) A trade name was not acquired.

Based on the above evaluations, the Board of Four Rivers and its management believes therefore that their conclusion reached on the V-Fuels Asset Purchase Agreement that there was an acquisition of assets rather than a business is reasonable and in accordance with Rule 11-01(d) and that no financial statements are required pursuant to Rule 8-04.

Acquisition of Kreido Assets, page 15

13.          We see that you issued cash, stock and a warrant for the assets acquired.  Please tell us and revise future filings to disclose how you measured and valued the cost of assets acquired.  Please also tell us the basis in GAAP for recording the escrowed shares as a “deferred credit” on the balance sheet before the contingency has been resolved.

Response:

The cost of the assets acquired was determined to be $5,042,668. Such aggregate cost is comprised of the following elements:

Cash paid	$2,792,000
Liabilities assumed	266,609
Loan receivable applied to purchase	100,000
Fair value of common stock issued	756,000
Fair value of common stock warrant issued	131,335
Contingent consideration	252,000
Direct costs of acquisition	744,724
$5,042,668

The value of the common shares issued was based on the average closing price of the closing price for a few days before and after the acquisition was agreed to an announced.

The value of the warrant was determined using the Black Sholes model and described in Note 7 to the July 31, 2009 financial statements.

The value of the contingent consideration is determined in the same manner as the common shares issued.

In this acquisition, the fair value of the assets acquired exceeded the aggregate cost of the assets. FAS 141 indicates that when a business combination involving negative goodwill involves a contingent consideration agreement that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity a deferred credit should be recognized for the lesser of (1) the maximum amount of contingent consideration or (2) the initial amount of negative goodwill. If an amount of negative goodwill remains after the deferred credit is recognized, the acquiring entity must first write down the eligible acquired assets.

Later, when the contingency is resolved and the consideration is issued or becomes issuable, any difference between the fair value of the contingent consideration issued or issuable and the deferred credit should be treated as follows:

•

An excess of the fair value of the contingent consideration issued or issuable over the amount of the deferred credit should be recognized as additional cost of the acquired assets.

•

An excess of the deferred credit over the fair value of the consideration issued or issuable should first be recognized as a pro rata reduction of the amounts that were initially assigned to eligible acquired assets.

14.          As a related matter, please tell us and revise future filings to disclose how you allocated the cost of the assets to the tangible and intangible assets acquired.

Response:

The Company has estimated the allocation of relative fair values of the assets acquired in its quarterly filings. The final allocation will be presented in the annual filing for the year ended October 31, 2009.

Acquisition of Biodiesel Plan Assets, page 16

15.          You state on page 16 that the cost of the acquisition of the UK biodiesel plant and other assets was $809,277.  Please tell us and revise future filings to disclose the composition of the purchase price and how you determined the cost of the assets acquired.  Please tell us whether the valuation of the assets acquired has been completed and, if so, how you determined the value of the assets recognized.

Response:

The cost of the assets acquired was determined to be $809,277. Such aggregate cost is comprised of the following elements:

Cash paid	$404,281
Direct costs of acquisition	404,996
$809,277

The Company has estimated the allocation of relative fair values of the assets acquired in its quarterly filings. The final allocation will be presented in the annual filing for the year ended October 31, 2009.

Results of Operations, page 23

16.          We note that within your discussion of results of operations you refer to certain expenses or charges as “non-recurring.”  Please tell us the basis for identifying those charges as “non-recurring.”

Response:

In the course of completion of the results of operations in our Form 10Q filing for the period ended July 31, 2009, the Company felt that it would be helpful to investors if it were made clear that certain costs incurred during the period were deemed as being unique to that particular quarter and which were not included in the previous period.  In hindsight, and having reviewed again the disclosure made at that time, the Company believes that use of the phrase “non-recurring” was probably too ambiguous and should have been more specific i.e. that the charges or expenses were “specific to that particular quarter” or similar language.  For future filings we will refrain from using such phraseology and be more specific in our disclosures.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Acquisition – Kreido, page 21

17.          In future filings please disclose whether the Kreido technology is complete and subject to commercialization in its current state.  If it is not, in future filings please disclose the nature and extent of the actions necessary to complete the technology.  Also disclose the expected timing, expected costs and the specific risks to your business if you are not able to complete and commercialize the technology.

Response:

We will ensure all future filings are revised to reflect the comments made above.

Asset Acquisition – Biodiesel Plan, page 22

18.          In future filings please provide an estimate of the expected costs required to bring the UK biodiesel plant to profitable commercial operations as referred to in your disclosure.  Also, describe the proposed timing for raising the financing and completing the project.  If you have entered into commitments to fund the operations of the facility, please disclose and quantify.  Describe the specific risks to your business and ownership of the project if you are not able to raise required financing.  For guidance on liquidity and capital resources disclosures, please refer to Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Response:

We will ensure all future filings are revised to reflect the comments made above.

19.          You disclose that the administrator of the UK biodiesel plant sold the project to Four Rivers for less than $1 million, a discount of $24 million from the carrying value of the assets.  You also disclose that the facility is complete and that it includes 147 acres of land.  In future filings please clarify (1) the basis in GAAP on which the $24 million was determined and (2) why management believes that the administrator was willing to sell the project for less than $1 million.

Response:

We will ensure all future filings are revised to reflect the comments made above.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned.

Respectfully submitted,

/s/ Martin Thorp

Martin Thorp,

Chief Financial Officer